EXHIBIT 12

THE HERTZ CORPORATION AND SUBSIDIARIES
CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands of Dollars Except Ratios)
Unaudited

	Nine Months Ended
	September 30,

	2003	2002

Income before income taxes	$190,371	$187,230
Interest expense	280,377	280,387
Portion of rent estimated to represent the interest factor	91,641	89,797

Earnings before income taxes and fixed charges	$562,389	$557,414

Interest expense (including capitalized interest)	$280,802	$281,360
Portion of rent estimated to represent the interest factor	91,641	89,797

Fixed charges	$372,443	$371,157

Ratio of earnings to fixed charges	1.5	1.5